UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Wallace Lee and Appointment of Ma Xin as Chief Financial Officer

On November 11, 2025, Wallace Lee, Chief Financial Officer of Bon Natural Life Limited (the “Company”), notified the Company of his intent to resign from his position as Chief Financial Officer, effective November 14, 2025. There was no known disagreement with Mr. Lee on any matter relating to our operations, policies or practices.

Effective November 12, 2025, Ma Xin was appointed as the new Chief Financial Officer of the Company to assume the responsibilities held by Mr. Lee.

Prior to joining the Company, Mr. Ma served as the Vice President of Finance at Zhejiang United Hydrogen Energy Technology Co., Ltd. (since March 2025). Mr. Ma has served in a variety of key leadership roles with companies including Easy Home Trading Co., Ltd. (March 2016 - March 2025 as Vice President), SkyPeople Juice Group Co., Ltd (Nasdaq: SPU) (January 2012 - November 2015 as Chief Financial Officer), Nanyang Universal Solar Technology Co., Ltd. (Nasdaq: UNSS) (January 2011- December 2011 as Chief Financial Officer), and Kangtan Biologic Technology (Shandong) Co., Ltd. (Nasdaq: KWBT) (February 2006 - December 2010 as Chief Financial Officer). He received his MSc. Finance and MSc. Management from the University of Leicester, UK and is a Certified Public Accountant in the state of Washington as well as a Chartered Financial Analyst.

Related to Mr. Ma’s appointment as Chief Financial Officer, the Company entered into an employment agreement with Mr. Ma, which will become effective November 17, 2025 (the “Employment Agreement”). Mr. Ma will earn a monthly salary of RMB35,000 (approximately US$4,900).

The Employment Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	English Translation of Employment Agreement between Ma Xin and Bon Natural Life Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer